Exhibit 99.10

P R E S S R E L E A S E

For Immediate Release	31 March 2003

CADBURY SCHWEPPES COMPLETES ACQUISITION OF ADAMS FROM PFIZER INC. FOR $4.2 BILLION

Cadbury Schweppes plc confirmed today that, following shareholder and regulatory approvals, it has completed the acquisition of Adams from Pfizer Inc. for a consideration of $4.2 billion (£2.7 billion), including $450million (£288million) for tax benefits.

The transaction brings together some of the world’s best-loved brands to form the world’s largest confectionery business enjoying leadership positions in sugar and functional confectionery and the number two position in gum. Four “power” brands represent over 70% of Adams sales – Halls medicated confectionery, Trident sugarfree gum, Dentyne Ice chewing gum and the Bubbas bubblegum range. Cadbury Schweppes also gains access to major new markets, particularly in Latin America.

Welcoming Adams employees into Cadbury Schweppes, John Sunderland, Cadbury Schweppes’ CEO, said, “Adams brings Cadbury Schweppes powerful brands, access to new geographies and significant scale in the fastest growing confectionery sectors. Together we are able to offer our customers and consumers a full range of products in every confectionery category which then gives us an excellent platform for growth and value creation.”

Cadbury Schweppes and Adams’ confectionery businesses in the Americas will be integrated into a new unit, Americas Confectionery. Elsewhere, Adams operations will report into Cadbury Schweppes’ Europe, Middle East & Africa and Asia Pacific regions. This structure will enable Cadbury Schweppes to implement the integration quickly and efficiently and maximise the core competencies of its worldwide confectionery operations.

Further details of the transaction can be found in the announcement made on 17 December 2002 and the circular dated 14 February 2003.

Ends

For further information see over:

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

Cadbury Schweppes plc:	020-7409-1313
www.cadburyschweppes.com
Investor Relations	020-7830-5095
Sally Jones
Marie Wall

Media Relations	020-7409 1313
Vivienne Carlton
Dora McCabe

The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

Notes to Editors:

Cadbury Schweppes

Cadbury Schweppes is a major global company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is the world’s largest confectionery company. It is also number one in sugar and functional confectionery and a strong number two in gum and the world’s third largest soft drinks company.